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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 4)*

                        LANDAMERICA FINANCIAL GROUP, INC.
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                                (Name of Issuer)

                         Common Stock, Without Par Value
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                         (Title of Class of Securities)

                                   521029-10-8
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                                 (CUSIP Number)

            Paul W. Zeller, Senior Vice President and General Counsel
                     Reliance Financial Services Corporation
                   5 Hanover Square, New York, New York 10004
                                 (212) 858-3600

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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                February 22, 2001
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


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  CUSIP No. 521029-10-8
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1.       Names of Reporting Persons.    Reliance Financial Services Corporation

         I.R.S. Identification Nos. of above persons (entities only). 51-0113548

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2.       Check the Appropriate Box if a Member of a Group (See Instructions)

         (a).../X/ ............................................................
         (b).../ / ............................................................
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3.       SEC Use Only..........................................................
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4.       Source of Funds (See Instructions)

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         Not Applicable

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5.       Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)

         / /
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6.       Citizenship or Place of Organization

         Delaware

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Number of            7.         Sole Voting Power             1,156,178

                     ----------------------------------------------------------
Shares Bene-
ficially             8.         Shared Voting Power

                     ----------------------------------------------------------
Owned by Each

Reporting            9.         Sole Dispositive Power      1,156,178
                     ----------------------------------------------------------
Person With

                     10.      Shared Dispositive Power

-------------------- ----------------------------------------------------------

11.      Aggregate Amount Beneficially Owned by Each Reporting Person

                                                            1,156,178

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12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
         (See Instructions)
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13.      Percent of Class Represented by Amount in Row (11).............
         6.3%

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14.      Type of Reporting Person (See Instructions)
         HC

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ITEM 1.  Security and Issuer.

The following information amends or supplements, as the case may be, the information previously filed by Reliance Financial Services Corporation ("Reliance Financial") relating to the ownership by its subsidiaries of the class of securities (the "Security") listed on the cover of this Schedule 13D.

ITEM 2.  Identity and Background.

Item 2 is amended to read in its entirety as follows:

This statement is filed by Reliance Financial, a Delaware corporation. Reliance Financial owns all of the outstanding stock of Reliance Insurance Company ("RIC"), a Pennsylvania corporation. RIC and its property and casualty insurance subsidiaries (the "Reliance Insurance Group") underwrite a broad range of commercial lines of property and casualty insurance. All of the capital stock of Reliance Financial is owned by Reliance Group Holdings, Inc., a Delaware corporation ("RGH").

The principal executive offices of each of Reliance Financial and RGH are located at 5 Hanover Square, New York, New York 10004.

The names, address and principal occupations of the directors and executive officers of Reliance Financial, all of whom are United States citizens, are as follows:

                                        Position with Reliance Financial and
Name and Business Address               Principal Occupation
-------------------------               ---------------------------------------
Saul P. Steinberg
Reliance Group Holdings, Inc.           Chairman of the Board of Directors,
5 Hanover Square                        Reliance  Financial and RGH.
New York, New York 10004


George R. Baker                         President, Chief Executive Officer
Reliance Group Holdings, Inc.           and Director, Reliance Financial
5 Hanover Square                        and RGH.
New York, New York 10004


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George E. Bello                         Executive Vice President,
Reliance Group Holdings, Inc.           Controller and Director,
5 Hanover Square                        Reliance Financial and RGH.
New York, New York 10004

Howard E. Steinberg                     Executive Vice President, Chief of
Reliance Group Holdings, Inc            Corporate Operations, and Director,
5 Hanover Square                        Reliance Financial and RGH.
New York, New York 10004

Dennis J. O'Leary                       Senior Vice President--Taxes,
Reliance Group Holdings, Inc.           Reliance Financial and RGH.
5 Hanover Square
New York, New York 10004

Philip S. Sherman                       Senior Vice President--Group
Reliance Group Holdings, Inc.           Controller, Reliance Financial
5 Hanover Square                        and RGH.
New York, New York 10004

Paul W. Zeller                          Senior Vice President,
Reliance Group Holdings, Inc.           General Counsel and Corporate
5 Hanover Square                        Secretary, Reliance Financial and
New York, New York 10004                RGH.

Dr. Thomas P. Gerrity                   Director, Reliance Financial
University of Pennsylvania              and RGH; Professor of Management,
Wharton Forum on Electronic             the Wharton School of the University
Commerce                                of Pennsylvania.
3205 Steinberg Hall- Dietrich Hall
Philadelphia, PA 19104-6370


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Jewell J. McCabe                        Director, Reliance Financial
211 East 70th Street, #30F              and RGH.; President and Chief
New York, New York 10020                Executive Officer, Jewell Jackson
                                        McCabe Associates, a consulting
                                        company specializing in strategic
                                        planning and communications.

Irving Schneider                        Director, Reliance Financial
Helmsley-Spear, Inc.                    and RGH; Co-Chairman and Chief
60 East 42nd Street, 53rd Floor         Operating Officer, Helmsley-Spear,
New York, New York 10017                Inc., a real estate management
                                        corporation.

Bernard L. Schwartz                     Director, Reliance Financial
Loral Space & Communications Ltd.       and RGH; Chairman of the Board,
600 Third Avenue, 36th Floor            Chief Executive Officer, Loral Space
New York, New York 10016                & Communications Ltd., a high-
                                        technology company concentrating on
                                        satellite-based services, Chairman of
                                        the Board and Chief Executive
                                        Officer, Globalstar
                                        Telecommunications, Ltd.

Richard E. Snyder                       Director, Reliance Financial and RGH;
Golden Books Family                     Chairman and Chief Executive Officer
Entertainment, Inc.                     of Golden Books Family Entertainment,
888 Seventh  Avenue                     Inc., a publisher of children's books.
New York, New York 10106

Bruce E. Spivey                         Director, Reliance Financial and RGH;
One Beekman Place, Apt. 12-A            Until May 2000, President and Chief
New York, New York  10022               Executive Officer, Columbia-Cornell
                                        Care LLC, the physician organization of
                                        the clinical faculties of the medical
                                        schools of Columbia and Cornell
                                        Universities.

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Neither Reliance Financial nor, to the best of its knowledge, any other person named in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

ITEM 5.  Interest in Securities of the Issuer.

On February 22, 2001, RIC sold 7,707,856 shares of common stock of the Issuer at a price per share of $34.335, pursuant to an underwriting agreement, dated February 15, 2001, among RIC, the the Issuer and the several underwriters named therein, for whom Credit Suisse First Boston Corporation, Morgan Stanley & Co. Incorporated and Bear, Stearns & Co. Inc. are acting as representatives.

                                                                        Number
Underwriter                                                            of Shares
-----------                                                            ---------
Credit Suisse First Boston Corporation .........................       3,277,687
Morgan Stanley & Co. Incorporated ..............................       3,277,687
Bear, Stearns & Co. Inc. .......................................         936,482
Banc of America Securities LLC .................................          24,000
A.G. Edwards & Sons, Inc. ......................................          24,000
First Union Securities, Inc. ...................................          24,000
Invemed Associates LLC .........................................          24,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated .............          24,000
Prudential Securities Incorporated .............................          24,000
U. S. Bancorp Piper Jaffray Inc. ...............................          24,000
Davenport & Company LLC ........................................          12,000
Ferris, Baker Watts, Incorporated ..............................          12,000
Fox-Pitt, Kelton Inc. ..........................................          12,000
Keefe, Bruyette & Woods, Inc. ..................................          12,000
                                                                       ---------

         Total .................................................       7,707,856
                                                                       =========


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The selling shareholder has granted to the underwriters a 30-day option to purchase up to 1,156,178 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

Following the sale of the 7,707,856 shares of common stock, RIC owns no shares of common stock and 527,217 shares of preferred stock.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response to Item 5 hereof is hereby incorporated by reference. As a result of the sale of common stock, the Voting and Standstill Agreement terminated in accordance with its terms.

ITEM 7.  Material To Be Filed as Exhibits.

1. Underwriting Agreement dated February 15, 2001 by and among the several underwriters named therein (incorporated by reference to
Exhibit 1.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on February 16, 2001).



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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February       , 2001


                                  RELIANCE FINANCIAL SERVICES CORPORATION

                                  By:  /s/ George E. Bello
                                       ------------------
                                       George E. Bello
                                       Executive Vice President and Controller



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                                 EXHIBIT INDEX



Exhibit No.             Exhibit Name                            Page No.
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    1                   Underwriting Agreement dated
                        February 15, 2001 by and among the
                        several underwriters named therein
                        (incorporated by reference to Exhibit 1.1 to the Issuer's Form 8-K filed with the Securities and Exchange Commission on
                        February 16, 2001).